Longbow Securities, LLC

Statement of Financial Condition

December 31, 2020

LONGBOW SECURITIES, LLC

DECEMBER 31, 2020

TABLE OF CONTENTS







UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM DD YY) AND ENDING 12/31/20 (MM DD YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Longbow Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6050 Oaktree Blvd, Ste 350
(No. and Street)

Independence (City) Ohio (State) 44131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David MacGregor (216) 328-5075
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MRPR Group, P.C.
(Name – *if individual, state last, first, middle name*)

28411 Northwestern Hwy Ste 800 (Address) Southfield (City) MI (State) 48034 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David MacGregor _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Longbow Securities, LLC _____, as of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

President and Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



MRPR
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Longbow Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Longbow Securities, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Longbow Securities, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Longbow Securities, LLC's management. Our responsibility is to express an opinion on Longbow Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Longbow Securities, LLC in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

MRPR Group, P.C.

We have served as Longbow Securities, LLC's auditor since 2019.

Southfield, Michigan
March 3, 2021

3

One Northwestern Plaza • 28411 Northwestern Highway • Suite 800 • Southfield, Michigan 48034-5538 • O **248.357.9000** • F 248.357.9001
182 South Industrial Drive • Saline, Michigan 48176 • O **734.429.7172** • F 734.429.7383
www.mrpr.com

STATEMENT OF FINANCIAL CONDITION

DECEMER 31, 2020

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$ 1,659,177
Right-of-use asset	1,585,489
Accounts receivable	89,835
Prepaid expenses	56,788
Furniture and equipment - at cost $1,305,076 less accumulated depreciation of $1,226,276	78,800
Total Assets	$ 3,470,089

LIABILITIES

CURRENT LIABILITIES

Operating lease liability	1,693,926
Accounts payable	127,441
Accrued payroll	87,108
Total Liabilities	1,908,475

MEMBER'S EQUITY

MEMBER'S EQUITY	1,561,614
Total liabilities and member's equity	$ 3,470,089

The accompany notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

1.   BUSINESS OPERATIONS

Longbow Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio and twenty-two other states, and is a member of two self-regulatory organizations, the Financial Industry Regulatory Authority (FINRA) and NYSE Arca Equities, Inc. The Company is a wholly owned subsidiary of Longbow Research, LLC (the "Parent"). The Company acts as an independent equity research firm and conducts all securities transactions on an agency basis. The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action. The Company is an independent equity research firm and conducts all securities transactions on an agency basis.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance and the cash balance is concentrated at three separate financial institutions. The Company has not experienced any loss in such accounts and believe they are not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment upon receipt of invoice. The Company does not accrue interest on delinquent customer balances. Accounts receivable are stated at the amount billed to the customer.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. Balances that are still outstanding after management has used reasonable collection efforts, are written off through a charge to the valuation allowance and a credit to accounts receivable.

In the opinion of management at December 31, 2020, all accounts receivable were considered collectible and no allowance was necessary.

NOTES TO THE FINANCIAL STATEMENTS

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases

The Company maintains a lease for real estate used in operations, which is set to expire in 2027 (see Note 9). This lease is accounted for as an operating lease. As of December 31, 2020, the operating lease right-of-use assets had a balance of $1,585,489 as shown in other assets and operating lease liabilities of $1,693,926, which is included in the accompanying statement of financial condition. The lease assets and liabilities were calculated using the present value discount rate from the Company's incremental borrowing rate.

This operating lease has a termination option after 94 months and one renewal option for 60 months.

Depreciation and Amortization

Depreciation and amortization of property and equipment are provided by the use of the straight-line method over the following estimated useful lives of the assets:

Office equipment	3 - 5 years
Furniture and fixtures	7 years
Leasehold improvements	Term of lease

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty on an ongoing basis.

COVID-19 Impact

The ongoing COVID-19 pandemic has caused an economic downturn on a global scale, disrupted global supply chains, and created significant uncertainty, volatility, and disruption across economies and financial markets. The COVID-19 pandemic remains a rapidly evolving situation. The extent of the impact of COVID-19 on the Company and its financial results will depend on future developments, including the duration and spread of the outbreak within the markets in which it operates and the related impact on consumer confidence and spending, all of which are highly uncertain.

NOTES TO THE FINANCIAL STATEMENTS

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is a single member LLC and, therefore, is a disregarded entity for the Internal Revenue Service's filing requirements. As a result, no provision for federal income taxes has been provided; however, the Company is liable for certain state and local taxes.

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. As of and during the year ended December 31, 2020, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2017.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with GAAP. Those estimates and the assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Subsequent Events

Management has evaluated subsequent events through March 1, 2021, the date the financial statements were available to be issued. See Note 9 for subsequent events.

4.   RETIREMENT SAVINGS PLAN

The Company maintains a 401(k) retirement savings plan, covering all employees who have completed three months of service and are at least 20½ years of age. Matching contributions are authorized at the discretion of the managing member. No contributions were authorized in 2020.

5.   NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

At December 31, 2020, the Company's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, under the Securities and Exchange Commission Rules 15c3-1(a)(1)(i) and 15c3-1(a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of $561,191, which was $539,659 in excess of its required net capital of $21,532.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2020, the ratio was 0.58 to 1.

NOTES TO THE FINANCIAL STATEMENTS

6.   EXEMPTION FROM RULE 15c3-3

The Company is exempt from the customer reserve requirements and information relating to the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission. The Company is considered a "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to the production and distribution of equity investment research.

7.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

8.   COMMITMENTS

Guarantee

The Company is a partial guarantor of a bank revolver for its parent company, Longbow Research, LLC. The guarantee was made to assist the Parent in obtaining credit. The term of the guarantee is the life of the loan, which expires on August 31, 2021. The Company would be required to perform under the guarantee if the Parent defaulted on the loan. The maximum potential amount owed would be the balance of the loan, plus accrued interest. The Company would expect the amount to be reduced by the proceeds of the sale of Parent's collateral. The balance as of December 31, 2020, amount to $775,000.

9. SUBSEQUENT EVENTS

Lease Modification

Subsequent to year end, the Company engaged in the process to renegotiate the terms of their lease. The lease modification will change the terms and conditions of the current lease reducing the number of square feet leased and shorten the term of the contract. The classification of the lease is not expected to change as a result of the lease modification.